Exhibit 99.1

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in thousands of US dollars)

(unaudited)

	as at	March 31, 2018	December 31, 2017
ASSETS
Current
Cash and cash equivalents (note 4(a))		$15,408	$10,631
Investments (note 4(b))		770	798
Prepaid expenses and other assets		346	396
Total Current Assets		16,524	11,825
Non-current
Property and equipment		150	142
Total Non-Current Assets		150	142
Total Assets		$16,674	$11,967

LIABILITIES
Current
Accounts payable and accrued liabilities		2,205	1,765
Total Current Liabilities		2,205	1,765

SHAREHOLDERS' EQUITY
Share capital
Common shares (note 6)		240,778	231,923
Stock options (note 7)		8,684	6,456
Contributed surplus		22,909	22,909
Accumulated other comprehensive loss		(4,298)	(4,298)
Deficit		(253,604)	(246,788)
Total Equity		14,469	10,202
Total Liabilities and Equity		$16,674	$11,967

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

Commitments, contingencies and guarantees (Note 10)

1

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in thousands of US dollars except for per common share data)

(unaudited)

	Three	Three
	months ended	months ended
	March 31, 2018	March 31, 2017

REVENUE	$-	$-

EXPENSES
Research and development(note 9)	3,140	1,735
General and administrative (note 9)	3,702	1,590
Operating expenses	6,842	3,325
Finance expense (note 9)	18	-
Finance income (note 9)	(44)	(33)
Net financing income	(26)	(33)
Net loss and comprehensive loss for the period	6,816	3,292
Basic and diluted loss per common share	$0.23	$0.19

Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per common share (000's) (note 6(b))	29,042	17,399

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

2

Aptose Biosciences Inc.

Condensed Consolidated Interim Statement of Changes in Equity

(Expressed in thousands of US dollars)

(unaudited)

	Number of Common Shares	Share capital	Stock options	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
	(in thousands)

Balance, January 1, 2018	27,502	$231,923	$6,456	$22,909	$(4,298)	$(246,788)	$10,202

Common shares issued pursuant to share purchase agreement (note 6(a)(i))	3,200	8,855	-	-	-	-	8,855
Stock-based compensation (note 7)	-	-	2,228	-	-	-	2,228
Net loss for the period	-	-	-	-	-	(6,816)	(6,816)

Balance, March 31, 2018	30,702	$240,778	$8,684	$22,909	$(4,298)	$(253,604)	$14,469

Balance, January 1, 2017	15,722	$218,034	$7,306	$21,413	$(4,298)	$(235,127)	$7,328

Common shares issued under the ATM (note 6(a)(ii))	3,222	3,676	-	-	-	-	3,676
Stock-based compensation (note 7)	-	-	61	-	-	-	61
Expiry of vested stock options	-	-	(150)	150	-	-	-
Net loss for the period	-	-	-	-	-	(3,292)	(3,292)

Balance, March 31, 2017	18,944	$221,710	$7,217	$21,563	$(4,298)	$(238,419)	$7,773

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Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in thousands of US dollars)

(unaudited)

	Three	Three
	months ended	months ended
	March 31, 2018	March 31, 2017
Cash flows used in operating activities:
Net loss for the period	$(6,816)	$(3,292)
Items not involving cash and other adjustments:
Stock-based compensation	2,228	61
Depreciation of property and equipment	16	23
Finance income	(44)	(8)
Accretion expense
Unrealized foreign exchange loss/(gain)	28	(21)
Other	-	-
Change in non-cash operating working capital (note 8)	490	584
Cash used in operating activities	(4,098)	(2,653)
Cash flows from financing activities:
Issuance of common shares pursuant to share purchase agreement (note 6(a)(i))	$8,855	-
Issuance of common shares pursuant to ATM (note 6 (a)(ii))	-	3,676
Cash provided by financing activities	8,855	3,676
Cash flows from investing activities:
Investment of short-term investments	-	-
Purchase of property and equipment	(24)	-
Interest received	44	8
Cash (used in) provided by investing activities	20	8
Foreign exchange (losses) on cash and cash equivalents	-	21
Increase in cash and cash equivalents during the period	4,777	1,052
Cash and cash equivalents, beginning of period	10,631	7,940
Cash and cash equivalents, end of period	$15,408	$8,992

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

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APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three months ended March 31, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

1. Reporting Entity

Aptose Biosciences Inc. ("Aptose" or the "Company") is a clinical-stage biotechnology company committed to developing highly differentiated therapeutics that target the underlying mechanisms and unmet medical needs in oncology. Aptose is a publicly listed company incorporated under the laws of Canada. The Company's shares are listed on the Nasdaq Capital Markets and the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 5955 Airport Road, Suite 228, Mississauga, Ontario, Canada, L4V 1R9.

2. Basis of presentation

(a) Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company as at March 31, 2018, were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and do not include all of the information required for full annual financial statements. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the three-month period ended March 31, 2018, are not necessarily indicative of the results that may be expected for the full year ended December 31, 2018. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended December 31, 2017. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes.

The unaudited condensed consolidated interim financial statements of the Company were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 10, 2018.

(b) Functional and presentation currency

The functional and presentation currency of the Company is the US dollar.

(c) Significant accounting judgments, estimates and assumptions

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

Management’s assessment of the Company’s ability to continue as a going concern involves making a judgment, at a particular point in time, about inherently uncertain future outcomes and events or conditions. Please see note 5 (b) (ii) for a discussion of the factors considered by management in arriving at its assessment.

The unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

3. Significant accounting policies

The accompanying unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2017, except as noted below.

a)	Policies adopted in the period

IFRS 9, Financial Instruments ("IFRS 9"):

IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities and also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. IFRS 9 (2014) .also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. The adoption of this policy did not have a material impact on the financial results as most of its financial assets are cash and cash equivalents and highly liquid investments. The Company does not enter into any hedging activities.

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APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three months ended March 31, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

b)	Recent accounting pronouncements not yet adopted:

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the IASB issued IFRS 16 Leases. The new standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The extent of the impact of adoption of the standard has not yet been determined.

4. Capital disclosures

Our primary objective when managing capital is to ensure that we have sufficient cash resources to fund our development activities and to maintain our ongoing operations. To secure the additional capital necessary to pursue these plans, we may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

We include cash and cash equivalents and short-term investments in the definition of capital.

We are not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three month ended March 31, 2018.

In October 2017, the Company entered into a Common Shares Purchase Agreement (the “Agreement”) of up to $15.5 Million with Aspire Capital Fund, LLC (“Aspire Capital”). Under the terms of the Agreement, Aspire Capital committed to purchase up to $15.5 million of common shares of Aptose, at Aptose’s request from time to time during a 30 month period beginning on the effective date of a registration statement related to the transaction and at prices based on the market price at the time of each sale. Under this equity arrangement, the Company issued $8.9 million of Common Shares during the three months ended March 31, 2018 and, subsequent to March 31, 2018, the Company issued a further $6.1 million of Common Shares. There are no further shares available to be issued under the Agreement. (Note 6 and Note 12).

In March 2018, Aptose filed a short form base shelf prospectus (the “2018 Base Shelf”) that qualifies for the distribution of up to $100,000,000 of common shares, warrants, or units comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be “at-the-market” distributions. The 2018 Base Shelf provides the Company with additional flexibility when managing cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our Company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. The Base Shelf allowed us to enter into an “At-The-Market” Facility (“ATM”) equity distribution agreement with Cantor Fitzgerald acting as sole agent. Under the terms of this facility, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to $30 million through Cantor Fitzgerald on the Nasdaq Capital Market. We determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. The Company intends to use this equity arrangement as an additional option to assist it in achieving its capital objectives. This equity arrangement provides the Company with the opportunity to regularly raise capital at prevailing market prices, at its sole discretion providing the ability to better manage cash resources.

(a)	Cash and cash equivalents:

Cash and cash equivalents consists of cash of $1.169 million (December 31, 2017 - $3.225 million) and a bankers’ acceptance, a short-term treasury bill with original maturity of three months, and funds deposited into high interest savings accounts totaling $14.239 million (December 31, 2017 - $7.406 million).

(b)	Investments:

As at March 31, 2018 and December, 31, 2017, investments consisted of a guaranteed investment certificate with maturity date of October 10, 2018, bearing an interest rate 1.45%.

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APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three months ended March 31, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

5. Financial instruments

(a) Financial instruments

The Company financial instruments are as follows:

	As at	As at
	March 31, 2018	December 31, 2017

Financial assets
Cash and cash equivalents (consisting of high interest savings accounts, treasury bill and short term bankers’ acceptance), measured at amortized cost	$15,408	$10,631
Investments, consisting of fixed income securities, measured at amortized cost	770	798

Financial liabilities
Accounts payable and accrued liabilities, measured at amortized cost	$2,205	$1,765

At March 31, 2018, there are no significant differences between the carrying values of these amounts and their estimated fair values.

(b) Financial risk management

The Company has exposure to credit risk, liquidity risk, foreign currency risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and short-term investments by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity or debt transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. All of the Company’s financial liabilities are due within the current operating period.

In managing its liquidity risk, the Company has considered its available cash and cash equivalents and short-term investments as at March 31, 2018. The Company has also considered its ability to continue to raise funds in 2018 through its share purchase agreement with Aspire Capital and through its ATM facility with Cantor Fitzgerald in assessing whether it will have sufficient resources to fund research and development operations through to at least the 12 month period ending March 31, 2019.

After considering the above factors, management has concluded that there are no material uncertainties related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern. However, the estimates made by management in reaching this conclusion are based on information available as of the date these financial statements were authorized for issuance. Accordingly, actual experience will differ from those estimates and the variation may be material.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

7

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three months ended March 31, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

The Company is subject to interest rate risk on its cash and cash equivalents and investments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from employee costs as well as the purchase of goods and services for activities in Canada and the cash balances held in foreign currencies. Fluctuations in the Canadian dollar exchange rate could potentially have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease in loss for the year of $42 thousand. Balances in foreign currencies at March 31, 2018, are as follows:

	CA$ Balances at	CA$ Balances at
	March 31, 2018	December 31, 2017
Cash and cash equivalents	$54	$83
Investments	1,005	1,000
Accounts payable and accrued liabilities	(462)	(384)
Balance, end of period	$597	$699

The Company does not have any forward exchange contracts to hedge this risk.

6. Share capital

The Company is authorized to issue an unlimited number of common shares.

(a)       Equity issuances:

i)	Share purchase agreement

On October 27, 2017, we entered into the Aspire Purchase Agreement, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $15,500,000 of Common Shares over approximately 30 months. Pursuant to the terms of this agreement, on October 31, 2017, Aspire Capital purchased 357,143 Common Shares for gross proceeds of $500 thousand ($324 thousand net of cash share issue costs). We also issued 321,429 Common Shares to Aspire Capital in consideration for entering into the Aspire Purchase Agreement. On a cumulative basis to March 31, 2018, the Company has raised a total of $9.4 million gross proceeds under the Aspire Purchase Agreement.

During the three months ended March 31, 2018, the Company issued 3,200,000 common shares under the share purchase agreement at an average price of $2.77 per share for gross and net proceeds of approximately $8.9 million.

ii)	At-The-Market (“ATM”) Facility

On April 2, 2015, Aptose entered into an at-the-market (“ATM”) equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of the ATM, Aptose was permitted to sell Common Shares having an aggregate offering value of $20,000,000 on NASDAQ. The ATM expired on December 29, 2017 and as at that date the Company had issued a cumulative $20,000,000 of Common Shares pursuant to this facility.

During the three months ended March 31, 2017, the Company issued 3,222,009 common shares under this ATM equity facility at an average price of $1.18 per share for gross proceeds of approximately $3.81 million ($3.68 million net of share issue costs). Costs associated with the proceeds included a 3% cash commission as well as legal and accounting fees.

(b) Loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding for the three month periods ending March 31, 2018 and 2017 calculated as follows:

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APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three months ended March 31, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

	Three months ended March 31,
	2018	2017
Issued common shares, beginning of period	27,502	15,722
Effect of shares issued pursuant to share purchase agreement (6(a)(i))	1,540	-
Effect of ATM issuances(6(a)(ii)	-	1,677

	29,042	17,399

The effect of any potential exercise of our stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

7. Other equity

(a) Stock options transactions for the period:

	Three months ended		Three months ended
	March 31, 2018		March 31, 2017
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, beginning of period	2,344	$3.46	2,005	$4.31
Granted	2,059	2.96	480	1.14
Forfeited	-	-	(142)	3.65
Expired	-	-	(47)	3.94
Outstanding, end of period	4,403	$3.18	2,296	$3.73

(b) Stock options outstanding at March 31, 2018:

		Options outstanding		Options exercisable
Range of exercise prices	Options	Weighted average remaining contractual life (years)	Weighted average exercise price	Options	Weighted average exercise price

$1.03-$2.72	858	8.9	$1.29	284	$1.46
$2.73-$2.88	850	9.8	2.79	850	2.79
$2.89-$3.03	359	8.5	2.97	179	2.96
$3.04-$4.05	1,140	9.7	3.09	21	4.00
$4.06-$33.53	1,196	6.4	4.97	1,119	4.94
	4,403	8.6	$3.18	2,453	$3.63

(c) Fair value assumptions

The following table presents the weighted average assumptions that were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the period, and the resultant weighted average fair values:

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APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three months ended March 31, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

	Three months ended	Three months ended
	March 31, 2018	March 31, 2017

Weighted average risk free interest rate	2.39%	1.10
Expected dividend yield	—	—
Weighted average expected volatility	93.9%	101.3%
Weighted average expected life of options	5 years	5 years
Weighted average fair value of options granted in the period	$ 2.14	$ 0.85

The Company uses historical data to estimate the expected dividend yield and expected volatility of its common shares in determining the fair value of stock options. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Stock options granted by the Company during the three months ended March 31, 2018 vest 50% after one year and 16.67% on each of the next three anniversaries, with the exception of 91,000 options that vest 50% after one year and 25% on each of the next two anniversaries and 850,000 that vested immediately on the grant date. During the three-month period ending March 31, 2018, the Company recorded share-based payment expense of $2,228 thousand (2017 - $53 thousand) related to issued stock options.

Refer to note 9 for a breakdown of stock-based compensation expense by function related to both issued stock options and restricted share units.

The Company has available up to 5,372,859 common shares for issuance relating to outstanding options, rights and other entitlements under the stock-based compensation plans of the Company as of March 31, 2018.

(d) Restricted share units

The Company has a stock incentive plan (SIP) pursuant to which the Board may grant stock-based awards comprised of restricted stock units or dividend equivalents to employees, officers, consultants, independent contractors, advisors and non-employee directors of the Corporation or any affiliate. Each restricted unit is automatically redeemed for one common share of the Company upon vesting. The following table presents the activity under the SIP plan for the three months ended March 31, 2018, and the units outstanding.

	Three months ended, March 31, 2018		Three months ended, March 31, 2017
	Number (in thousands)	Weighted average grant date fair value	Number (in thousands)	Weighted average grant date fair value
Outstanding, beginning of period	-	$-	-	$-
Granted	-	-	150	1.14
Outstanding, end of period	-	$-	150	$1.14

On March 28, 2017 the Company granted 150,000 restricted share units with a vesting term of three months. During the three month period ending March 31, 2018, the Company recorded share-based payment expense of $nil (2017 - $8 thousand) related to the issued RSUs.

The grant date fair value was determined as the closing value of the common shares of the Company on the Toronto Stock Exchange on the date prior to the date of grant.

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APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three months ended March 31, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

8. Additional cash flow disclosures

Net change in non-cash operating working capital is summarized as follows:

	Three months ended March 31,
	2018	2017
Prepaid expenses and other assets	$50	$143
Accounts payable and accrued liabilities	440	441
	$490	$584

9. Other expenses

Components of research and development expenses:

	Three months ended March 31,
	2018	2017
Program costs, excluding salaries	$2,275	$1,247
Salaries	489	429
Stock-based compensation	367	50
Depreciation of equipment	9	9
	$3,140	$1,735

Components of general and administrative expenses:

	Three months ended March 31,
	2018	2017
General and administrative excluding salaries	$1,293	$708
Salaries	541	858
Stock-based compensation	1,861	10
Depreciation of equipment	7	14
	$3,702	$1,590

Components of finance expense:

	Three months ended March 31,
	2018	2017
Foreign exchange loss	$18	$-
	$18	$-

Components of finance income:

	Three months ended March 31,
	2018	2017
Interest income	$44	$8
Foreign exchange gain	-	25
	$44	$33

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APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three months ended March 31, 2018 and 2017

(Tabular amounts are in 000s except per share amounts)

10. Commitments, contingencies and guarantees

	Less than 1 year	1 – 3 years	3 – 5 years	Greater than 5 years	Total

Operating leases	$257	$522	$543	$265	$1,587

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253 and for the development plan of CG’806. These contracts will result in future payments of up to $3.7 million.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Under the license agreement with CrystalGenomics, the Company has an option to pay $2.0 million in cash or combination of cash and common shares, for the full development and commercial rights for the program in all territories outside of the Republic of Korea and China. The option fee is due on the earlier of (i) filing of an Investigational New Drug (“IND”) application with the Food and Drug Administration (“FDA”), (ii) first dosage of a human in a clinical trial or (iii) or early June 2018. In addition, under the terms of the license agreement, there are total development milestones of $16 million related to the initiation of Phase 2 and pivotal clinical trials, and regulatory milestones totalling $44 million. The Company also has an obligation to pay royalty payments on sales of commercialized product. The timing of any milestone or royalty payments that may become due is not yet determinable.

On May 7, 2018, we paid the option fee of $2.0 million in cash to CrystalGenomics in order to exercise early the option and gain an exclusive license to CG-806 is all territories outside of Korea and China.

11. Related Party Transactions

The Company uses Moores Cancer Center at the University of California San Diego (UCSD) to provide pharmacology lab services to the Company. Dr. Stephen Howell is the Acting Chief Medical Officer of Aptose and is also a Professor of Medicine at UCSD and oversees the laboratory work. The work is completed under the terms of research services agreements executed in March 2015 and has been extended annually. In May, 2017, the Company extended the agreement with UCSD for a twelve month period for a maximum annual fee of $300,000, to be billed on a monthly basis as services are performed. In March 2018, the Board approved an extension of this agreement for a further twelve months for services up to $300,000. These transactions are in the normal course of business and are measured at the amount of consideration established and agreed to by the related parties.

During the three months ended March 31, 2018, the Company recorded $61 thousand (2017 – $63 thousand) in research and development expenses related to this agreement.

12. Subsequent Events

Subsequent to the quarter end the Company issued 165,624 common shares pursuant to its ATM with Cantor Fitzgerald for gross proceeds of $596,990 and also issued 2,031,953 common shares under the Aspire Purchase Agreement for gross proceeds of approximately $ 6.1 million. These transactions will be accounted for in the three months ended June 30, 2018.

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